As filed with the Securities and Exchange Commission on December 19, 2024

Investment Company Act File No. 811-22107

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement

Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2 – Final Amendment)

SEI STRUCTURED CREDIT FUND, LP

(Name of Issuer)

SEI STRUCTURED CREDIT FUND, LP

(Names of Person Filing Statement)

LIMITED PARTNERSHIP INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

David F. McCann, Esq.

c/o SEI Investments Management Corporation

One Freedom Valley Drive

Oaks, Pennsylvania 19456

Telephone: (610) 676-3649

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

COPIES TO:

John J. O’Brien, Esq.

Morgan, Lewis & Bockius LLP

2222 Market Street

Philadelphia, PA 19103

Telephone: (215) 963-4969

December 19, 2024

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation*	$82,500,000.00	Amount of Filing Fee**	$12,630.75

*	Calculated as the aggregate maximum purchase price for limited partnership interests.

**	Calculated at $153.10 per $1,000,000 of the Transaction Valuation.

[ X ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$12,630.75	Form or Registration No.:	SC TO-I
Filing Party:	SEI Structured Credit Fund, LP	Date Filed:	December 19, 2024

[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

This Amendment No. 2 replaces Amendment No. 1 and is filed to satisfy the reporting requirements of Rule 13e-(4)(c)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act.”). The Tender Offer Statement on Schedule TO was originally filed with the Securities and Exchange Commission on December 19, 2024, (the “Schedule TO”) by the SEI Structured Credit Fund, LP, (the “Fund”), relating to the offer by the Fund to purchase an amount of limited partnership interests of the Fund (the “Interests”) from the investors of the Fund (the “Investors”) for cash on the terms and conditions set forth in the Offer to Purchase dated December 19, 2024 and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). The Fund offered to purchase up to $82.5 million at a price equal to the net asset value of Interests or portions thereof properly tendered as of March 31, 2025 (the “Valuation Date”). Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits to the Statement on December 19, 2024.

The Offer terminated at 5:00 p.m., Eastern time, on January 23, 2025. As of the expiration of the Offer, more than $82,500,000 in Interests were duly tendered and not withdrawn. Because the amount of Interests tendered exceeded $82,500,000, the Offer was oversubscribed. Therefore, in accordance with the terms and conditions set forth in the Offer, the Fund elected, pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act, to accept additional Interests tendered pursuant to the Offer in an amount of $4,697,183.95, or 0.28% of the number of issued and outstanding Interests as of March 31, 2025, and purchase Interests tendered from all tendering Investors on a pro rata basis, as determined as of the Valuation Date. The additional amount of Interests accepted increased the total to $87,197,183.95, although this additional amount is not deemed to be an increase from the original offer for purposes of assessing filing fees and, therefore, no additional filing fees are due. On a pro rata basis, approximately 90.23% of Interests tendered for each Investor who properly tendered Interests have been accepted for payment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEI STRUCTURED CREDIT FUND, LP

By:	/s/ Stephen MacRae
Name:	Stephen MacRae
Title:	Vice-President

Dated: May 21, 2025